FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General Meeting of Shareholders

Toronto, Ontario (May 12, 2017) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is providing a summary of the voting results of its Annual General Meeting of Shareholders (the “Meeting”).
Results of the Meeting
The Company is reporting the voting results of its Meeting held on Thursday, May 11, 2017 in Toronto, Ontario, Canada. The summary of the results are as follows:

Total Shares Voted:    247,411,294
Total Shares Issued and Outstanding:    298,996,780
Total Percentage of Shares Voted:    82.75%

1.	Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated March 29, 2017 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Mark J. Daniel	231,753,016	99.71	665,230	0.29
Patrick D. Downey	231,459,943	99.59	958,303	0.41
David Fleck	231,859,040	99.76	559,206	0.24
David Gower	231,262,435	99.50	1,155,811	0.50
Claire M. Kennedy	224,162,271	96.45	8,255,975	3.55
John A. McCluskey	232,051,830	99.84	366,416	0.16
Paul J. Murphy	231,965,383	99.81	452,863	0.19
Ronald E. Smith	229,386,384	98.70	3,031,862	1.30
Kenneth Stowe	231,874,774	99.77	543,472	0.23

TRADING SYMBOL: TSX:AGI NYSE:AGI

2.	Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	244,349,833	98.76	3,061,461	1.24

3.	Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	228,545,676	98.33	3,872,567	1.67

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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